Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES A 30 PERCENT BANK LINE INCREASE, RUSSELL 2000 INCLUSION AND OPERATIONS UPDATE

Thousand Oaks, CALIFORNIA, June 25, 2025 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) is pleased to announce the following:

CREDIT FACILITY

The available borrowing base of the Company’s indirect wholly owned subsidiary, Kolibri Energy US Inc., was increased from US$50 million to US$65 million on its revolving line of credit (“Credit Facility”). This was a 30% increase on the Credit Facility which is held by a bank syndicate which is led by BOK Financial (“BOKF”) and now includes Arvest Bank. All other terms of the credit facility remain the same. The current outstanding amount drawn on the Credit Facility is US$30.5 million.

RUSSELL 2000

Kolibri is expected to be included in the Russell 2000 Index at the conclusion of the 2025 Russell Indexes Annual Reconstitution, according to a preliminary list of additions posted by FTSE Russell on June 20, 2025. The inclusion in the index will take effect after the U.S. market opens on June 27, 2025.

Membership in the Russell 2000 Index, which remains in place for one year, includes inclusion in the appropriate growth and value style indexes. FTSE Russell is a leading global index provider and membership for its Russell indexes is determined primarily by objective, market-capitalization rankings, and style attributes.

Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for active investment strategies. As of May 2025, approximately $10.6 trillion in assets are benchmarked to a Russell index. Reference information on the reconstitution process, including member additions and deletions, can be found at: www.lseg.com/en/ftse-russell/russell-reconstitution.

OPERATIONS UPDATE

The Lovina 9-16-1H, Lovina 9-16-2H, Lovina 9-16-3H, and Lovina 9-16-4H wells (100% working interest) are currently being fracture stimulated. The completion operations are proceeding well, even though they were off to a slower than anticipated start due to the heavy rains, which caused flooding and other issues earlier in the month. The wells are anticipated to begin production in July.

The Forguson 17-20-3H well has been successfully drilled and will be fracture stimulated after the Lovina wells have been completed. Kolibri is operator and has a 46% working interest in this well, which is testing the economics of the Company’s eastern acreage which is comprised of 3,000 acres.

Wolf Regener, President and CEO, commented, “We are very pleased to have BOKF’s continued support and appreciate the new support from Arvest Bank, who joined the syndicate. The 30% increase in our borrowing base provides us with more working capital flexibility and supports our production and cash flow growth initiatives and continues to demonstrate the value of the field.

“We are also excited that inclusion in the Russell 2000 index will further improve the visibility of our Company among investors. This is a significant milestone for us, which we believe is a result of our successful efforts to increase shareholder value.

“The fracture stimulation of the four Lovina wells is progressing well and we are looking forward to the completion of these wells and the Forguson well.

“The east side acreage, where the Forguson well is located and Kolibri has approximately 3,000 net acres, is not included in the December 31, 2024 reserve report. The Caney target for the Forguson well has very similar characteristics and thickness as in the main part of the field in Kolibri’s proved acreage, except that it is shallower. If the Forguson well proves to be economic, in addition to adding cash flow, it could lead to many additional development locations for the Company.”

“We are looking forward to the additional production from all of these wells, which we expect will significantly increase the Company’s cash flow. We believe our 2025 drilling program, as well as the continuation of our normal course issuer bid share buyback program, will continue to add incremental value to our shareholders.”

VIRTUAL NON-DEAL ROADSHOW

Mr. Regener and Mr. Johnson will be participating in Remark’s Virtual Non-Deal Roadshow for Houston on June 30th, 2025. Investors can join the presentation by registering in advance on Renmark’s website at https://www.renmarkfinancial.com/events. A replay of the presentation will also be available via a link on Kolibri’s website in the next week.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, wells performing as anticipated, including anticipated increases in production, cash flow, higher rates of return and efficiencies, statements regarding the estimated average cost for the facilities, statements regarding drilling and completing the Forguson 3H, Lovina 1H, Lovina 2H, Lovina 3H and Lovina 4H wells, statements regarding additional development locations for the Company, and statements regarding the Company’s anticipated inclusion on the Russell 2000 Index. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the gathering system issues will be resolved, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, that the Company’s inclusion in the preliminary list of additions posted by FTSE Russell indicates that the Company will be included in the Russell 2000 Index, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the gathering system operator doesn’t get the issues resolved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedarplus.ca,, any of which could result in delays, cessation in planned work or loss of one or more leases and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.